U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                                        SEC File Number 0-26826 CUSIP
                                        Number 038 153 10-2

                            FORM 12b-25
                          NOTIFICATION OF LATE FILING
(Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form
N-SAR

For Period Ended: September 30, 1996

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Full Name of Registrant:  Applied Computer Technology, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)
    2573 Midpoint Drive
City, State and Zip Code

    Fort Collins, Colorado  80525

Part II - Rules 12b-25(b) and (c)
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re- port or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         It is the Company's policy that all directors have an opportunity to review a 10-Q report prior to the time it is filed with the Securities and Exchange Commission. One of the Company's directors will be in the hospi- tal for a minor operation and as a result will not be able to review the 10-Q report prior to November 14, 1996.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

              William T. Hart       (303)                839-006l
                  (Name)         (Area Code)  (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[ ] Yes [X] No

 If so: attach an explanation of the anticipatedchange, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                  Applied Computer Technology, Inc.
(Name of Registrant as specified in charter)has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 7, 1996                By /s/ William T. Hart
                                         William T. Hart
                                         Hart & Trinen
                                         1624 Washington Street
                                         Denver, CO  80203 (303)
                                         839-0061
                                       ATTORNEYS FOR APPLIED COMPUTER
                                       TECHNOLOGY, INC.

                             ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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